02037551

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

R.E.
5-1-02

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of May 2002

Tomkins PLC
(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: News Release dated 17 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 23 May 2002

By: [signature]
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

TOMKINS
News Release

17 May 2002

Year end trading update
Change of accounting reference date
Introduction of quarterly reporting

Year end trading update

Tomkins PLC, the global engineering group, today announced the following update on trading in the second half of its financial year ahead of the announcement of preliminary results for the year ended 30 April 2002 on 27 June 2002:

"The group continued to trade satisfactorily in the second half of the financial year against a background of mixed market conditions. The results for the year ended 30 April 2002 are therefore expected to be in line with current market expectations. The Group has also continued to experience strong positive net cash flow in the second half.

In Industrial & Automotive, sales to automotive manufacturers remained robust due to higher than expected vehicle sales in the period. Sales to the automotive aftermarket were affected slightly by the mild winter weather in North America. The industrial original equipment markets and replacement markets remained depressed although there have been some recent signs of an improvement in order levels.

In Air Systems Components, sales into the US residential housing market remained strong. Conditions in the US industrial and commercial construction markets were weak with no signs of any significant upturn in construction spending in the near term.

In Engineered & Construction Products, the strong residential housing market and some slight improvement in the manufactured housing and the recreational vehicles markets contributed to good performances in the bathware and the doors and windows

TOMKINS PLC
EAST PUTNEY HOUSE
84 UPPER RICHMOND ROAD, LONDON SW15 2ST
TEL: +44 (0)20 8871 4544 FAX: +44 (0)20 8877 9700

businesses. The wheels and axles business has also put in a strong performance. Low levels of demand in the materials handling markets have continued.

A number of strategic reorganisation projects have been initiated in the second half, mainly within the Industrial & Automotive business group. The costs provided this year in respect of these projects, together with the closure of the Dunstable wipers facility mentioned in the interim statement, gave rise to exceptional charges against operating profit of approximately £27 million."

Change of accounting reference date and introduction of quarterly reporting

We have decided to change the company's accounting reference date from 30 April to 31 December to align it with the accounting reference dates of our major global competitors and with the calendar year periods used for economic and other statistical data in respect of our major markets. This change will be accomplished by using an eight month accounting period from 1 May 2002 to 31 December 2002 and adopting calendar year reporting thereafter.

We have also decided to introduce quarterly reporting with effect from the year ending 31 December 2003, commencing with the three month period to 31 March 2003. From that period onward, the Group's results will be reported in sterling under UK Generally Accepted Accounting Principles and also in US dollars under US Generally Accepted Accounting Principles.

The effects of these changes on the company's reporting, dividend payment and Annual General Meeting schedules are as follows:

Reporting schedule

- Preliminary results for the year ending 30 April 2002 will be announced on 27 June 2002, as previously notified, and the Report and Accounts for the year ending 30 April 2002 will be posted to shareholders shortly thereafter.
- Interim results for the six months ending 31 October 2002 will be announced in early January 2003.

- Preliminary results for the eight month accounting period ending 31 December 2002 will be announced by the end of February 2003 and the Report and Accounts for this period will be posted to shareholders shortly thereafter.
- Commencing with the results for the three month period ending 31 March 2003, quarterly results will be announced within eight weeks of the end of the relevant period.
- Preliminary results for the year ending 31 December 2003 (and thereafter) will be announced by the end of the following February.

Dividend payment schedule

It is intended that the current practice of interim and final dividends will be maintained with some transitional arrangements for the eight month accounting period from 1 May 2002 to 31 December 2002 to ensure that shareholders are not disadvantaged by the change. It is currently our intention that:

- A final dividend for the year ending 30 April 2002 will be paid in October 2002.
- A first interim dividend in respect of the first six months of the eight month period ending 31 December 2002 will be announced with the interim results in early January 2003 and will be paid in April 2003.
- A second interim dividend (in lieu of a final dividend) will be declared in late February in respect of the final two months of the eight month accounting period ending 31 December 2002. This second interim dividend will be paid, together with the first interim dividend, in April 2003. The total of the first interim and second interim dividends will be equivalent to approximately two thirds of the total dividends that would otherwise have been paid for a full twelve month accounting period.
- For the year ending 31 December 2003 (and thereafter), an interim dividend will be paid in November of that year and the final dividend will be paid in May of the following year, in line with market practice. The expected weighting will be 40% for the interim dividend and 60% for the final dividend, as is the case with the present dividend weighting.

5

Annual General Meeting schedule

- The 2002 AGM will be held on 6 September 2002.
- The 2003 AGM will be held during late April/early May 2003.
- Thereafter the AGM will be held in late April/early May of each year.

Tomkins is a UK-based world class global engineering and manufacturing group with market and technical leadership across three businesses: Air Systems Components, Engineered & Construction Products and Industrial & Automotive.

Tomkins ordinary shares are listed on the London Stock Exchange under the symbol TOMK and also trade in ADR form (each equal to four ordinary shares) on the New York Stock Exchange under the symbol TKS.

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Enquiries to:

Tomkins PLC
Steve Devany — Tel: + 44 (0) 20 8877 5153
Head of Corporate Communications

Finsbury
Rollo Head — Tel: + 44 (0) 20 7251 3801
Charlotte Festing